UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Flat Rock Capital Corp.

(Name of Subject Company (Issuer))

Flat Rock Capital Corp.

(Names of filing Person (Offeror and Issuer))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

Robert K. Grunewald

Chief Executive Officer

Flat Rock Capital Corp.

1350 6th Avenue, 18th Floor

New York, NY 10019

(212) 596-3413

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Owen J. Pinkerton, Esq.

Thompson Hine LLP

1919 M Street, N.W., Suite 700

Washington, DC 20036

(202) 331-8800

CALCULATION OF FILING FEE

Transaction Valuation(l)	Amount of Filing Fee(2)
$1,960,120.26	$237.57

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 98,946 shares of common stock, par value $0.001 per share, of Flat Rock Capital Corp. at a price equal to $19.81 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for 10/1/2018 to 9/30/2019, equals $121.20 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Flat Rock Capital Corp. (the “Company,” “our,” “we,” or “us”), an externally-managed, non-diversified, closed-end management investment company that has made an election to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”), and that is incorporated in Maryland. We are offering to purchase up to 98,946 shares of our issued and outstanding common stock, par value $0.001 per share (“Common Stock”), at a price equal to the net asset value per share on April 29, 2019. The term “Shares” as used herein refers only to those shares of Common Stock that are eligible to be repurchased.

Purchases will be made upon the terms and subject to the conditions described in the Offer to Purchase, dated April 1, 2019 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit 99(a)(1)(A), and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), a copy of which is filed herewith as Exhibit 99(a)(1)(B). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal, respectively, as each may be amended or supplemented from time to time, is hereby incorporated by reference in response to certain items of this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information under the heading “Summary Term Sheet” included in the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is Flat Rock Capital Corp. The address and telephone number of the issuer’s principal executive offices are: 1350 6th Avenue, 18th Floor, New York, New York 10019 and (212) 596-3413.

(b) Securities. The subject securities are shares of the Company’s Common Stock. As of March 28, 2019, there were 1,978,916 shares of Common Stock issued and outstanding.

(c) Trading Market and Price. There is no established trading market for the Common Stock.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The filing person and subject company to which this Schedule TO relates is the Company. The address and telephone number of the Company is set forth under Item 2(a) above. The names of the directors and executive officers of the Company are as set forth in the Offer to Purchase under the heading “Section 9 – Interests of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares,” and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of the Company are c/o Flat Rock Capital Corp., 1350 6th Avenue, 18th Floor, New York, New York 10019 and (212) 596-3413.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. The material terms of the transaction are incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Section 1 – Purchase Price; Number of Shares; Expiration Date,” “Section 2 – Purpose of the Offer; Plans or Proposals of the Company,” “Section 3 – Certain Conditions of the Offer,” “Section 4 – Procedures for Tendering Shares,” “Section 5 – Withdrawal Rights,” “Section 6 – Payment for Shares,” “Section 7 – Source and Amount of Funds,” “Section 9 – Interests of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares,” “Section 13 – Certain United States Federal Income Tax Consequences,” and “Section 14 – Amendments; Extension of Tender Period; Termination.”

(b) Purchases. None of our directors or executive officers intend to tender any of their Shares in the Offer. Therefore, if Shares are tendered in the Offer, the Offer will increase the proportional holdings of our directors and executive officers. See “Section 10 – Certain Effects of the Offer” of the Offer to Purchase.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities. Information regarding agreements involving the Company’s securities is incorporated herein by reference from the Offer to Purchase under the heading “Section 9 – Interests of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares.” Except as set forth therein, the Company does not know of any agreement, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable), between the Company, any of its executive officers or directors, any person controlling the Company or any officer or director of any corporation ultimately in control of the Company and any other person with respect to the Company’s securities (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. Information regarding the purpose of the transaction is incorporated herein by reference from the Offer to Purchase under the heading “Section 2 – Purpose of the Offer; Plans or Proposals of the Company.”

(b) Use of Securities Acquired. Information regarding the treatment of Shares acquired pursuant to the Offer is incorporated herein by reference from the Offer to Purchase under the heading “Section 10 – Certain Effects of the Offer.”

(c) Plans. Information regarding any plans or proposals is incorporated herein by reference from the Offer to Purchase under the heading “Section 2 – Purpose of the Offer; Plans or Proposals of the Company.”

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. Information regarding the source of funds is incorporated herein by reference from the Offer to Purchase under the heading “Section 7 – Source and Amount of Funds.”

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information under the heading “Section 9 – Interests of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions. The information under the heading “Section 9 – Interests of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information. Not applicable. The consideration offered to stockholders consists solely of cash, the Offer is not subject to any financing condition and the Company is a public reporting company under Section 13(a) of the Exchange Act, and files its reports electronically on the EDGAR system.

(b) Pro Forma Financial Information. Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information under the heading “Section 12 – Additional Information” in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

(a)(2) The information under the heading “Section 2 – Purpose of the Offer; Plans or Proposals of the Company” and “Section 12 – Additional Information” in the Offer to Purchase is incorporated herein by reference.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed herewith as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed herewith as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

ITEM 12.	EXHIBITS.

EXHIBIT NUMBER	DESCRIPTION
99(a)(1)(A)	Offer to Purchase, dated April 1, 2019.

99(a)(1)(B)	Letter of Transmittal.

99(a)(1)(C)	Notice of Withdrawal.

99(a)(1)(D)	Letter to Stockholders, dated April 1, 2019.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2019

Flat Rock Capital Corp.

By:	/s/ Robert K. Grunewald
Name:	Robert K. Grunewald
Title:	Chief Executive Officer

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